

December 16, 2010

Ms. Debby R. Zurzolo
Executive Vice President, Secretary and General Counsel
The Cheesecake Factory Incorporated
26901 Malibu Hills Road
Calabasas Hills, CA 91301

> **Re:** **The Cheesecake Factory Incorporated**
> **Form 10-K for the Year Ended December 29, 2009**
> **Filed February 26, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 23, 2010**
> **File No. 000-20574**

Dear Ms. Zurzolo:

We have reviewed your responses to the comments in our letter dated November 30, 2010 and have the following additional comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Fiscal 2009 Award Program under the 2005 Incentive Plan, page 48

1. We note your response to our prior comment four and reissue our comment. In particular, if you wish to argue that it is appropriate to omit performance targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K, please provide your analysis at this time. The supplemental analysis should be based upon the 2009 10-K. In addition, advise us whether the company's targets for the fiscal year ended December 31, 2010 are expected to be materially different from those of December 31, 2009. To the extent that it is appropriate to omit specific targets, please advise us of the disclosure that the company will provide pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

Debby R. Zurzolo
The Cheesecake Factory Incorporated
December 16, 2010
Page 2

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tonya Bryan at 202-551-3601 or me at 202-551-3574 with any questions.

Sincerely,

Julie F. Rizzo
Attorney-Advisor

cc (via fax):   Ms. Debby R. Zurzolo
                 (818) 871-8325